June 12, 2009
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	La Jolla Pharmaceutical Company (the “Company”) Acceleration Request for Registration Statement Form S-3 (No. 333-158750)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date of the above-referenced registration statement be accelerated to Tuesday, June 16, 2009, at 4:00 p.m. (Eastern), or as soon thereafter as practicable.
     In making this acceleration request, the Company acknowledges that the acceleration of the effectiveness of the registration statement does not foreclose the Commission from taking subsequent action with respect to that filing and does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in such filing. Additionally, the Company acknowledges that it may not assert the Commission’s acceleration of the registration statement as a defense in any proceeding under the federal securities laws of the United States initiated by the Commission or any other person.

Sincerely,
/s/ Gail A. Sloan
Gail A. Sloan
Vice President of Finance and Secretary

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